EXHIBIT 99.1

TSX: EQX NYSE-A: EQX

Annual and Special Meeting of Shareholders
May 5, 2021

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual and special meeting (“Meeting”) of the shareholders of Equinox Gold Corp. (“Company”) held on May 5, 2021.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Number of Directors

On a vote by ballot, the shareholders approved setting the number of directors at nine.

Votes For	% For	Votes Against	% Against
122,018,286	99.82%	220,486	0.18%

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Mr. Ross Beaty – Chairman	117,102,894	95.80%	5,136,401	4.20%
Ms. Maryse Bélanger	118,480,224	96.92%	3,759,071	3.08%
Mr. Lenard Boggio – Lead Director	114,638,211	93.78%	7,601,084	6.22%
Mr. Tim Breen	121,731,860	99.58%	507,435	0.42%
Mr. Gordon Campbell	121,580,640	99.46%	658,655	0.54%
Gen. Wesley Clark	121,970,790	99.78%	268,505	0.22%
Dr. Sally Eyre	120,017,121	98.18%	2,221,651	1.82%
Mr. Marshall Koval	112,276,546	91.85%	9,962,226	8.15%
Mr. Christian Milau	119,436,635	97.71%	2,802,136	2.29%

Item 3: Appointment of Independent Auditor

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditor of the Company for the ensuing year and authorised the Board to set the auditor’s pay.

Votes For	% For	Votes Withheld	% Withheld
139,524,075	99.59%	576,180	0.41%

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Item 4: Amendment of Company Articles

On a vote by ballot, the shareholders approved a special resolution to amend the Company’s Articles to increase the threshold for a quorum at shareholder meetings and remove the right for directors to appoint alternates.

Votes For	% For	Votes Against	% Against
95,397,649	78.04%	26,675,914	21.82%

Item 5: Say on Pay Advisory Vote

On a vote by ballot, the shareholders approved a non-binding advisory resolution approving the Company’s approach to executive compensation.

Votes For	% For	Votes Against	% Against
120,794,067	98.82%	1,252,476	1.02%

Yours truly,

Equinox Gold Corp.

/s/ Susan Toews
General Counsel